Exhibit 99.1

Qunar Announces Completion of Merger

BEIJING, February 28, 2017 — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar”  or the “Company”), China’s leading mobile and online travel platform, today announced the completion of its merger (the “Merger”) with Ocean Management Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of Ocean Management Holdings Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated as of October 19, 2016 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 24, 2017, all of the Company’s Class A and Class B ordinary shares (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) have been cancelled in exchange for the right to receive US$10.13 per Share, and all of the Company’s American depositary shares (“ADSs”), each of which represents three Class B ordinary shares, issued and outstanding immediately prior to the Effective Time have been cancelled in exchange for the right to receive US$30.39 per ADS, in each case, in cash, without interest and net of any applicable fees and withholding taxes, except for (a) (i) Shares (including Shares represented by ADSs) beneficially owned by each of Ctrip.com International, Ltd., M Strat Holdings, L.P., Momentum Strategic Holdings, L.P. and certain minority  shareholders (the “Rollover Shareholders”), and (ii) Shares (including Shares represented by ADSs) reserved for the issuance and allocation pursuant to the Company’s 2007 and 2015 share incentive plans, each of which has been cancelled and has ceased to exist without any consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which have been cancelled and have ceased to exist in exchange for the right to receive the payment of appraised fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration (less $0.05 per ADS cancellation fees) will be made to ADS holders as soon as practicable after Deutsche Bank Trust Company Americas, the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Stock Market (“NASDAQ”) be suspended before the market opens on March 1, 2017 (New York time). The Company requested NASDAQ to file a notification on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following filing of the Form 25. The Company’s obligation to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com